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                               December 15, 2020

       Anoop Bhatia
       Chief Executive Officer
       Nowigence, Inc.
       101 S. Tyron Street
       27th Floor
       Charlotte, NC 28280

                                                        Re: Nowigence, Inc.
                                                            Post-Effective
Amendment No. 5 to Form 1-A
                                                            Filed December 7,
2020
                                                            File No. 024-10957

       Dear Mr. Bhatia:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to Form 1-A

       Cover Page

   1.                                                   We note your CEO, Mr.
Bhatia, controls 93.68% of the voting power before the offering.
                                                        Please revise the
amount of aggregate voting power your officers and and directors will own if all 12,500,000
shares of Class A common shares are sold.
       Offering Circular Summary
       Business Sector, page 10

   2. Please disclose the basis for the statement that you believe that you are close to receiving an order from one of
the most reputed national boards of Secondary School Education in
                                                        India.
 Anoop Bhatia
Nowigence, Inc.
December 15, 2020
Page 2
Risk Factors
Because the Offering Price of our Common Stock, page 27

3. Please restate the offering price per share to accurately reflect the price for this offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,
FirstName LastNameAnoop Bhatia
                                                               Division of
Corporation Finance
Comapany NameNowigence, Inc.
                                                               Office of
Technology
December 15, 2020 Page 2
cc:       David L. Evans
FirstName LastName